Exhibit 99.2

2265 Upper Middle Road East, Suite 602

Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics Announces Pricing of Public Offering of Units

Oakville, ON – November 3, 2021 – Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage biotechnology company focused on developing anti-inflammatory therapies for the treatment of cardiovascular disease (CVD), announced today the pricing of its previously announced public offering (the "Offering") of 16,350,000 units of the Company (the “Units") at a price to the public of US$3.07 per Unit for gross proceeds of US$50,194,500, before deducting the underwriting discounts and commissions and estimated expenses incurred in connection with the Offering. Each Unit will be comprised of one Class A common share of the Company (each, a “Unit Share”) and one-half of one Class A common share purchase warrant of the Company (each, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Class A common share of the Company (each, a “Warrant Share”) at a price of US$3.75 per Warrant Share, subject to adjustment in certain events, for a period of 36 months following the closing date of the Offering.

The Company intends to use the net proceeds from the Offering to advance the Company's research and clinical development programs, additional product development, and for general corporate purposes.

Canaccord Genuity and Cantor Fitzgerald (the "Underwriters") are acting as joint bookrunners in connection with the Offering.

The Offering is expected to close on or about November 5, 2021, subject to the satisfaction of customary closing conditions, including the listing of the Unit Shares to be issued under the Offering and the Warrant Shares to be issued upon the exercise of any Warrants issued under the Offering on the TSX and Nasdaq, receipt of any required approvals of each exchange, and the entering into of an underwriting agreement between the Company and the Underwriters.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commissions (the "SEC") on August 4, 2021 (the "Registration Statement"), and the Company's existing Canadian short form base shelf prospectus (the "Base Prospectus") dated August 3, 2021. A preliminary prospectus supplement relating to the Offering has been filed with the securities commission in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States, and a final prospectus supplement relating to the Offering (the "Supplement") will be filed with the securities commissions in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States. The Supplement and accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and accompanying Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Canaccord Genuity LLC, Attn: Syndicate Department, 99 High Street, Suite 1200, Boston, Massachusetts 02110, or by email at prospectus@cgf.com or from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th floor, New York, New York 10022; Email: prospectus@cantor.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. is a clinical-stage biotechnology company focused on the research and clinical development of anti-inflammatory therapies for the treatment of CVD.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this news release, such forward-looking statements include, but are not limited to, statements regarding the Offering, whether and when the Offering may close, and the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this news release due to known and unknown risks and uncertainties affecting the Cardiol, including market conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events or results or otherwise. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

For further information, please contact:

Trevor Burns, Investor Relations

+1-289-910-0855

trevor.burns@cardiolrx.com